FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2007

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein as Exhibit 1 is a copy of Announcement No. 3 - 2007 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on March 29, 2007.

                                                                      Exhibit 1

ANNOUNCEMENT NO. 3 - 2007
                                                             29 March 2007



Change in TORM's Board of Directors


At the election held on 27 March 2007 the following employees were elected to A/S Dampskibsselskabet TORM's Board of Directors:

Member of the Board of Directors:       General Manager Peter Abildgaard Nielsen
Alternate:                              Chartering Manager Niels Boesen Knudsen

Member of the Board of Directors:       General Manager Margrethe Bligaard
Alternate:                              Vice President Anders Engholm Madsen

Member of the Board of Directors:       Master Lennart Arnold Johan Arrias
Alternate:                              Bunker Manager Anne Rasmussen

The new Board members will take up their position after the Annual General Meeting on 17 April 2007 and replace current employees elected to the Board of Directors.



Yours sincerely
A/S Dampskibsselskabet TORM



Klaus Kjaerulff
CEO




A/S Dampskibsselskabet TORM        Telephone +45 39 17 92 00
Tuborg Havnevej 18                 Klaus Kjaerulff, CEO
DK-2900 Hellerup - Denmark

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)

Dated March 29, 2007             By:    /s/ Klaus Kjaerulff
                                        --------------------------
                                            Klaus Kjaerulff
                                            Chief Executive Officer





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